

August 9, 2010

Mr. Michael A. Freid
Chief Financial Officer
American Fiber Green Products, Inc.
4209 Raleigh Street
Tampa, FL 33619

      RE: **Form 10-K for the year ended December 31, 2009**
              File No. 0-28978

Dear Mr. Freid:

We issued comments to you on the above captioned filing on April 28, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by August 23, 2010 addressing these outstanding comments.

If you do not respond to the outstanding comments by August 23, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned, at (202) 551-3769.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief